Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of our capital stock as of June 30, 2024. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws, which have been filed as exhibits to this report.

Our authorized capital stock consists of 350,000,000 shares, consisting of (i) 300,000,000 shares of common stock, par value $0.0001 per share, of which 50,000,000 shares are designated class A common stock and 250,000,000 shares are designated as class B common stock; and (ii) 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

As of June 30, 2024, there were issued and outstanding 270,000 shares of class A common and 7,960,919 shares of class B common stock.

Common Stock

The holders of class A common stock are entitled to ten (10) votes for each share of class A common stock held of record and the holders of class B common stock are entitled to one (1) vote for each share of class B common stock held of record on all matters submitted to a vote of the stockholders. A share of class A common stock may be voluntarily converted into a share of class B common stock. A transfer of a share of class A common stock will result in its automatic conversion into a share of class B common stock upon such transfer, subject to certain exceptions for (i) transfers to immediate family members, or to trusts for the exclusive benefit of immediate family members, for no consideration, including by will or laws of succession, (ii) a transfer to another holder of class A common stock, or (iii) transfers approved by a majority of disinterest directors. The class B common stock is not convertible. Other than as to voting and conversion rights, our class A common stock and class B common stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Under our articles of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Stock Options

As of June 30, 2024, we have issued options to purchase an aggregate of 2,000,000 shares of class A common stock at an exercise price of $0.25 per share and options to purchase 1,295,000 shares of class B common stock at a weighted average exercise price of $2.93 per share.

Warrants

As of June 30, 2024, we have issued a warrant for the purchase of 87,500 shares of class B common stock at an exercise price of $5.00 (subject to adjustments). The warrant is exercisable at any time and from time to time, in whole or in part, during the period commencing on April 30, 2024 and ending on April 25, 2029 and may be exercised on a cashless basis under certain circumstances.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Dual Class Structure

Under our articles of incorporation, we are authorized to issue two classes of common stock – class A common stock and class B common stock. The class A common stock is entitled to ten votes per share and the class B common stock is entitled to one vote per share on any proposals requiring or requesting stockholder approval.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval, subject to NYSE American’s rules. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock. Our board acting alone and without approval of our stockholders, subject to NYSE American’s rules, can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed only by our board of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws also establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 – 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 – 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Transfer Agent and Registrar

The transfer agent for our class B common stock is Securities Transfer Corporation. The address for Securities Transfer Corporation is 2901 N Dallas Parkway, Suite 380, Plano, Texas 75093, and the telephone number is (469) 633-0101.

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